GOLDEN STAR RESOURCES LTD.

Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June, 2013

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	For the three months ended June 30,		For the six months ended June 30,
		2013	2012	2013	2012
			(Note 25)		(Note 25)

Revenue		$120,693	$136,313	$253,603	$267,333
Cost of sales excluding depreciation and amortization	17	101,178	89,542	197,297	184,412
Depreciation and amortization		23,995	22,556	40,474	38,687
Mine operating margin		(4,480)	24,215	15,832	44,234

Other expenses/(income)
Exploration expense		633	551	1,275	1,689
General and administrative		4,328	4,639	11,758	11,830
Property holding costs		3,932	1,336	7,018	3,410
Finance expense, net	18	1,935	4,891	3,855	8,629
Other expense/(income)	19	885	410	724	(22,085)
(Gain)/loss on fair value of convertible debenture		(43,879)	1,145	(51,525)	2,037
Derivative mark-to-market loss		—	—	—	162
Impairment charges	21	195,920	6,972	195,920	6,972
(Loss)/income before tax		(168,234)	4,271	(153,193)	31,590
Income tax (recovery)/expense	13	(22,563)	2,905	(15,444)	16,952
Net (loss)/income		$(145,671)	$1,366	$(137,749)	$14,638
Net (loss)/ income attributable to non-controlling interest		(16,843)	1,329	(16,926)	1,728
Net (loss)/income attributable to Golden Star shareholders		$(128,828)	$37	$(120,823)	$12,910

Net (loss)/income per share attributable to Golden Star shareholders
Basic and diluted	16	$(0.50)	$—	$(0.47)	$0.05
Weighted average shares outstanding (millions)		259.2	258.8	259.1	258.8
Weighted average shares outstanding-diluted (millions)		259.2	258.9	259.1	258.8

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Stated in thousands of U.S. dollars)
(unaudited)

	Notes	For the three months ended June 30,		For the six months ended June 30,
		2013	2012	2013	2012
			(Note 25)		(Note 25)
OTHER COMPREHENSIVE (LOSS)/INCOME
Net (loss)/income		$(145,671)	$1,366	$(137,749)	$14,638
Unrealized loss on investments, net of taxes		(3,585)	(4,785)	(9,203)	(8,950)
Transferred to net income/(loss), net of taxes	21	2,947	6,972	2,947	6,972
Comprehensive (loss)/income		(146,309)	3,553	(144,005)	12,660
Comprehensive (loss)/income attributable to non-controlling interest		(16,843)	1,329	(16,926)	1,728
Comprehensive income/(loss) attributable to Golden Star shareholders		$(129,466)	$2,224	$(127,079)	$10,932

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of	As of
		June 30,	December 31,	January 1,
	Notes	2013	2012	2012
			(Note 25)	(Note 25)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$52,698	$78,884	$103,644
Accounts receivable		12,574	11,896	10,077
Inventories	6	70,496	82,980	74,140
Available for sale investments	7	5,831	15,034	1,416
Prepaids and other		9,671	11,266	8,522
Total Current Assets		151,270	200,060	197,799
RESTRICTED CASH		2,025	2,028	1,273
PROPERTY, PLANT AND EQUIPMENT	8	136,535	191,773	178,531
MINING PROPERTIES	8	133,347	249,827	232,075
EXPLORATION AND EVALUATION ASSETS	9	10,061	10,862	16,730
INTANGIBLE ASSETS		500	1,511	2,759
OTHER ASSETS		21	—	895
DEFERRED TAX ASSETS		235	235	—
Total Assets		$433,994	$656,296	$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	10	$102,748	$101,760	$92,088
Current portion of rehabilitation provisions	11	7,996	9,721	8,996
Current tax liability		21,665	12,393	197
Current portion of long term debt	12	5,789	6,968	128,459
Total Current Liabilities		138,198	130,842	229,740
LONG TERM DEBT	12	56,530	110,507	10,759
REHABILITATION PROVISIONS	11	52,879	53,598	54,315
DEFERRED TAX LIABILITY		—	33,172	27,575
Total Liabilities		247,607	328,119	322,389

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—	—
Common shares, without par value, unlimited shares authorized		694,906	694,652	693,899
CONTRIBUTED SURPLUS		28,265	26,304	20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME		—	6,256	1,978
DEFICIT		(507,475)	(386,652)	(393,838)
Total Golden Star Equity		215,696	340,560	322,573
NON-CONTROLLING INTEREST		(29,309)	(12,383)	(14,900)
Total Equity		186,387	328,177	307,673
Total Liabilities and Shareholders' Equity		$433,994	$656,296	$630,062

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		For the three months ended		For the six months ended
		June 30,		June 30,
	Notes	2013	2012	2013	2012
			(Note 25)		(Note 25)
OPERATING ACTIVITIES:
Net (loss)/income		$(145,671)	$1,366	$(137,749)	$14,638
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization		23,995	22,556	40,474	38,687
Amortization of loan acquisition costs		—	—	—	895
Loss/(gain) on sale of assets		1,090	(51)	1,018	(22,421)
Impairment charges		195,920	6,972	195,920	6,972
Loss on extinguishment of debt		—	582	—	582
Share-based compensation		400	1,047	1,879	4,050
Deferred income tax expense	13	(29,815)	2,905	(33,002)	16,952
Fair value of derivatives loss		—	—	—	162
Fair value (gain)/loss on convertible debt		(43,879)	1,145	(51,525)	2,037
Accretion of rehabilitation provisions		148	159	296	277
Reclamation expenditures		(1,857)	(1,847)	(2,740)	(4,422)
Changes in working capital	23	29,213	(10,710)	26,888	(12,165)
Net cash provided by operating activities		29,544	24,124	41,459	46,244
INVESTING ACTIVITIES:
Additions to mining properties		(20,823)	(13,603)	(44,662)	(30,249)
Additions to property, plant and equipment		(8,470)	(7,492)	(12,023)	(19,620)
Additions to exploration and evaluation assets		(215)	(277)	(218)	(403)
Change in accounts payable and deposits on mine equipment and material		(6,606)	1,007	(7,335)	(2,690)
Cash used for equity investments		—	—	—	(938)
Proceeds from sale of investments		—	80	72	6,685
Net cash used in investing activities		(36,114)	(20,285)	(64,166)	(47,215)
FINANCING ACTIVITIES:
Principal payments on debt		(1,752)	(2,271)	(3,631)	(4,421)
Proceeds from debt agreements and equipment financing		—	350	—	7,386
Exercise of options		—	—	152	91
Net cash (used in)/provided by financing activities		(1,752)	(1,921)	(3,479)	3,056
(Decrease)/increase in cash and cash equivalents		(8,322)	1,918	(26,186)	2,085
Cash and cash equivalents, beginning of period		61,020	103,811	78,884	103,644
Cash and cash equivalents, end of period		$52,698	$105,729	$52,698	$105,729

(See Note 23 for supplemental cash flow information)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars)
(unaudited)

		Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income/(Loss)	Retained Deficit	Non-Controlling Interest	Total Shareholders' Equity

Balance at January 1, 2012	(Note 25)	258,669,487	$693,899	$20,534	$1,978	$(393,838)	$(14,900)	$307,673
Shares issued under options/DSU's		27,464	135	(640)	—	—	—	(505)
Bonus shares issued		165,009	307	—	—	—	—	307
Options granted net of forfeitures		—	—	4,049	—	—	—	4,049
DSU's granted		—	—	214	—	—	—	214
Unrealized loss on investments		—	—	—	(8,950)	—	—	(8,950)
Transferred to net income, net of taxes		—	—	—	6,972	—	—	6,972
Net income		—	—	—	—	12,910	1,728	14,638
Balance at June 30, 2012	(Note 25)	258,861,960	$694,341	$24,157	$—	$(380,928)	$(13,172)	$324,398
Shares issued under options/DSU's		154,010	311	(735)	—	—	—	(424)
Options granted net of forfeitures		—	—	2,493	—	—	—	2,493
DSU's granted		—	—	389	—	—	—	389
Unrealized gain on investments		—	—	—	6,256	—	—	6,256
Net income (loss)		—	—	—	—	(5,724)	789	(4,935)
Balance at December 31, 2012	(Note 25)	259,015,970	$694,652	$26,304	$6,256	$(386,652)	$(12,383)	$328,177
Shares issued under options/DSU's		90,000	254	(69)	—	—	—	185
Options granted net of forfeitures		—	—	1,679	—	—	—	1,679
DSU's granted		—	—	351	—	—	—	351
Unrealized loss on investments		—	—	—	(9,203)	—	—	(9,203)
Transferred to net loss, net of taxes		—	—	—	2,947	—	—	2,947
Net loss		—	—	—	—	(120,823)	(16,926)	(137,749)
Balance at June 30, 2013		259,105,970	$694,906	$28,265	$—	$(507,475)	$(29,309)	$186,387
There were no treasury shares held as of June 30, 2013, December 31, 2012, June 30, 2012 or January 1, 2012

The accompanying notes are an integral part of the condensed interim consolidated financial statements

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013
(All currency amounts in tables and text are in thousands of U.S. Dollars unless noted otherwise)
(unaudited)

1. NATURE OF OPERATIONS
Golden Star Resources Ltd ("Golden Star" or "Company" or "we", "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the TSX under the symbol GSC and the NYSE MKT under the symbol GSS. The Company's registered office is located at 150 King Street West, Sunlife Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through a 90% owned subsidiary, Golden Star (Wassa) Limited (“GSWL”), we own and operate the Wassa open-pit gold mine, the Father Brown open pit gold mine and a CIL processing plant (“Wassa/HBB”), located approximately 35 kilometers from the town of Bogoso, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Ltd (“GSBPL”) we own and operate the Bogoso/Prestea gold mining and processing operation (“Bogoso/Prestea”) located near the town of Bogoso, Ghana. We hold interests in several gold exploration projects in Ghana and other parts of West Africa, and in South America we hold and manage exploration properties in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standards ("IAS") Interim Financial Reporting and IFRS 1 First-time Adoption of International Financial Reporting Standards (collectively "IFRS"), using the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2013. Subject to certain transition elections disclosed in Note 25, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet position at January 1, 2012 and throughout all periods presented, as if these policies had always been in effect. The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as of August 12, 2013, the date that the Board of Directors approved these statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2013 could result in restatement of these condensed interim consolidated financial statements, including the transition adjustments recognized on change‐over to IFRS.
As these condensed interim consolidated financial statements are the Company's first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company's most recent annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") have been included in these condensed interim consolidated financial statements for the comparative annual period. However, these condensed interim financial statements do not include all of the information required for full annual financial statements.
The Company’s interim and annual financial statements were previously prepared in accordance with US GAAP which can differ in some areas from IFRS. In preparing these condensed interim consolidated financial statements in accordance with IFRS, management has recorded transitional adjustments. Note 25 discloses IFRS information that is material to the understanding of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Company’s US GAAP annual consolidated financial statements for the year ended December 31, 2012.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the parent company using consistent accounting policies. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business. The functional currency of all consolidated subsidiaries is the U.S. dollar. All values are rounded to the nearest thousand, unless otherwise stated.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, financial instruments at fair value through profit or loss and available-for-sale securities, which are measured at fair value.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 CASH AND CASH EQUIVALENTS
Cash includes cash deposits in any currency residing in checking and sweep accounts. Cash equivalents consist of money market funds and other highly liquid investments purchased with maturities of three months or less. Investments with maturities greater than three months and up to one year are classified as short-term investments, while those with maturities in excess of one year are classified as long-term investments. Cash equivalents and short-term investments are stated at amortized cost, which typically approximates market value.
INVENTORIES
Inventory classifications include “stockpiled ore,” “in-process inventory,” “finished goods inventory” and “materials and supplies”. The stated value of all production inventories include direct production costs and attributable overhead and depreciation incurred to bring the materials to their current point in the processing cycle. General and administrative costs for corporate offices are not included in any inventories.
Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured by estimating the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.
In-process inventory represents material that is currently being treated in the processing plants to extract the contained gold and to transform it into a saleable product. The amount of gold in the in-process inventory is determined by assay and by measure of the quantities of the various gold-bearing materials in the recovery process. The in-process gold is valued at the average of the beginning inventory and the cost of material fed into the processing stream plus in-process conversion costs including applicable mine-site overheads, depreciation and amortization related to the processing facilities.
Finished goods inventory is saleable gold in the form of doré bars that have been poured but not yet shipped from the mine site. Included in the costs are the direct costs of the mining and processing operations as well as direct mine-site overheads, amortization and depreciation.
Material and supply inventories consist mostly of equipment parts and other consumables required in the mining and ore processing activities.
All inventories are valued at the lower of average cost or net realizable value.
EXPLORATION AND EVALUATION ASSETS
The initial acquisition costs of exploration and mining properties are capitalized.
Exploration and evaluation costs relating to mineral interests are charged to earnings in the year which they are incurred. When it is determined that a mining property has the reserve potential to be economical, subsequent exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. These expenditures include such costs as materials used, surveying costs, drilling costs, consulting fees, payments made to contractors and depreciation on plant and equipment. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.
The Company assesses exploration and evaluation costs for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.
When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation costs in respect of that project are deemed to be impaired and the exploration and evaluation expenditure costs, in excess of estimated recoveries, are written off.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as mining properties. Exploration and evaluation costs are also tested for impairment before the assets are transferred to mining properties.
After proven and probable reserves have been established, subsequent exploration and development costs are capitalized until such time as a property is in commercial production. Once commercial production is reached, accumulated capitalized acquisition, exploration and development costs become subject to amortization on a units-of-production basis when metal production begins.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment assets, including machinery, processing equipment, mining equipment, mine site facilities, buildings, vehicles and expenditures that extend the life of such assets, are initially recorded at cost including acquisition and installation costs. Property, plant and equipment are subsequently measured at cost, less accumulated depreciation and accumulated impairment losses.
The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Depreciation for mobile equipment and other assets having estimated lives shorter than the estimated life of the ore reserves is calculated using the straight-line method at rates which depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives. Mobile mining equipment is amortized over a five year life. Assets, such as processing plants, power generators and buildings, which have an estimated life equal to or greater than the estimated life of the ore reserves, are amortized over the life of the proven and probable reserves of the associated mining property using a units-of-production amortization method, less their anticipated residual values, if any. The net book value of property, plant and equipment assets is charged against income if the mine site is abandoned and it is determined that the assets cannot be economically transferred to another project or sold.
The residual values, useful lives and method of depreciation/amortization of property, plant and equipment are reviewed at each reporting period end, and adjusted prospectively if appropriate.
Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net in the consolidated statement of operations.
MINING PROPERTIES
Mining property assets, including property acquisition costs, tailings storage facilities, mine-site development and drilling costs where proven and probable reserves have been established, pre-production waste stripping, condemnation drilling, roads, feasibility studies and wells are recorded at cost. The costs of self-constructed assets include direct construction costs, direct overhead and allocated interest during the construction phase. Indirect overhead costs are not included in the cost of self-constructed assets.
Mining property assets typically have an estimated life equal to or greater than the estimated life of an ore reserves and are amortized over the life of the proven and probable reserves to which they relate, using a units-of-production amortization method. At open pit mines the costs of removing overburden from an ore body in order to expose ore during its initial development period are capitalized.
BETTERMENT STRIPPING (WASTE REMOVAL) COSTS
As part of its operations, the Company incurs stripping (waste removal) costs both during the development phase and production phase of its operations. Stripping costs incurred as part of development stage mining activities incurred by the Company are capitalized as part of mining properties
Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to the ore to be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to the ore to be mined in the future, the costs are recognized as a stripping activity asset (a non-current asset) if improved access to the ore body is probable, the component of the ore body can be accurately identified and the costs associated with improving the access can be reliably measured. If these criteria are not met the cost is expensed to the consolidated statement of operations as incurred.
The betterment stripping asset is subsequently depreciated using the units-of-production amortization method over the life of the identified component of the ore body that became more accessible as a result of the betterment stripping activity.

INTANGIBLE ASSETS
Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives. Intangible assets are recognized on business combinations if they are separable from the acquired entity or give rise to other contractual/legal rights.
The intangible asset represents a right to receive, from the Ghana national grid, an amount of electric power equal to one fourth of a particular plant's power output over and above any rationing limit that might be imposed in the future by the Ghana national power authority. The intangible asset is being amortized over five years ending in 2014.
BORROWING COSTS
Borrowing costs attributable to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized until such time as the assets are substantially ready for their intended use. Other borrowing costs are recognized as an expense in the period in which they are incurred.
IMPAIRMENT OF LONG-LIVED ASSETS
The Company assesses at each reporting period whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, the Company estimates the recoverable amount of the asset and compares it against the asset's carrying amount. The recoverable amount is the higher of its fair value less cost to sell and the asset's value in use. If the carrying amount exceeds the recoverable amount, an impairment loss is recorded in the consolidated statement of operations.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset not reflected in the estimates of future cash flows that have not been adjusted. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset and its eventual disposal.
Fair value less costs to sell is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based on the best estimates available to reflect the amount that could be received from an arm's length transaction.
Future cash flows are based on estimated quantities of gold and other recoverable metals, expected price of gold (considering current and historical prices, price trends and related factors), production levels and cash costs of production, capital and reclamation costs, all based on detailed engineered life-of-mine plans.
Numerous factors including, but not limited to, unexpected grade changes, gold recovery variances, shortages of equipment and consumables, equipment failures, and collapse of pit walls could impact our ability to achieve forecasted production schedules from proven and probable reserves. Additionally, commodity prices, capital expenditure requirements and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable reserves have been identified, due to the lower level of confidence that the identified mineralized material can ultimately be mined economically.
If an impairment loss reverses in a subsequent period, the carrying amount (post reversal) of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversals of impairment losses are recognized in the statement of operations in the period the reversals occur.
Material changes to any of the factors or assumptions discussed above could result in future asset impairments.
REHABILITATION PROVISIONS
The Company records a liability and corresponding asset for the present value of the estimated costs of legal and constructive obligations for future site reclamation and closure where the liability is probable and a reasonable estimate can be made of the obligation. The estimated present value of the obligation is reassessed on a periodic basis or when new material information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation, cost estimates, inflation rates, or discount rates. Changes to the provision for reclamation and remediation obligations related to operating mines, which are not the result of current production of inventory, are recorded with an offsetting change to the related asset. The present value is determined based on current market assessments of the time value of money using discount rates based on the risk-free rate maturing approximating the timing of expected expenditures to be incurred, and adjusted for country related risks. The periodic unwinding of the discount is recognized in the consolidated statement of operations as a finance expense.

PROPERTY HOLDING COST
Property holding costs are costs incurred to retain and maintain properties. Such costs are expensed in the period incurred.
FOREIGN CURRENCY TRANSACTIONS
The individual financial statements of the subsidiaries are presented in the currency of the primary economic environment in which the entity operates. The Company's presentation currency of its condensed interim consolidated financial statements is the U.S. dollar as it is the functional currency of its operations.
Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into U.S. dollars at the exchange rate at the date that the fair value was determined. Income and expense items are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in net earnings, except those arising on the translation of available-for-sale investments that are recorded in other comprehensive income. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated at the exchange rate in effect at the transaction date.
INCOME TAXES
Income taxes comprise the provision for (or recovery of) taxes actually paid or payable (current taxes) and for deferred taxes.
Current taxes are based on taxable earnings in the year. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the balance sheet date in the respective jurisdictions.

Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Deferred income tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred income tax assets and liabilities are computed using enacted or substantially enacted income tax rates in effect when the temporary differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period of substantial enactment. The provision for or the recovery of deferred taxes is based on the changes in deferred tax assets and liabilities during the period. Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.
NET INCOME/(LOSS) PER SHARE
Basic income/(loss) per share of common stock is calculated by dividing income available to Golden Star's common shareholders by the weighted average number of common shares issued and outstanding during the period. In periods with earnings, the calculation of diluted net income per common share uses the treasury stock method to compute the dilutive effects of stock options and warrants and the if-converted method to calculate the dilutive effect of the convertible debentures. In periods of loss, diluted net loss per share is equal to basic income per share.
REVENUE RECOGNITION
Revenue from the sale of metal is recognized when the significant risks and rewards of ownership have passed to the purchaser. This occurs when the amount of revenue can be measured reliably, the metal has been delivered, title has passed to the buyer and it is probable that the economic benefits associated with the transaction will flow to the entity. All of our gold is transported to a South African gold refiner who locates a buyer and arranges for sale of our gold on the same day that the gold is shipped from the mine site. The sales price is based on the London P.M. fix on the day of shipment. Title and risk of ownership pass to the buyer on the day doré is shipped from the mine sites.
SHARE-BASED COMPENSATION
Under the Company's Third Amended and Restated 1997 Stock Option Plan, common share options may be granted to executives, employees, consultants and non-employee directors. Compensation expense for such grants is recorded in the Consolidated Statements of Operations, with a corresponding increase recorded in the Contributed Surplus account in the Consolidated Balance Sheets. The expense is based on the fair values of the option at the time of grant, measured by reference to the fair value determined using a Black-Scholes valuation model, and is recognized over the vesting periods of the respective options on a graded basis. Consideration paid to the Company on exercise of options is credited to share capital.

Under the Company's Deferred Share Unit ("DSU") plan, DSUs may be granted to executive officers and directors. Compensation expense for such grants is recorded in the Consolidated Statements of Operations with a corresponding increase recorded in the Contributed Surplus account in the Consolidated Balance Sheets. The expense is based on the fair values at the time of grant and is recognized over the vesting periods of the respective DSUs. Upon exercise the Company's compensation committee may, at its discretion, issue cash, shares of a combination thereof.
The Company's Share Appreciation Rights ("SARs") plan allows SARs to be issued to executives and directors. SARs vest after a period of three years. These awards are settled in cash equal to the Company's stock price less the strike price on the grant date. Since these awards are settled in cash, the Company marks-to-market the associated expense for each award at the end of each reporting period. The Company accounts for these as liability awards and marks-to-market the fair value of the award until final settlement.
LEASES
Leases that transfer substantially all of the benefits and risks of ownership to the Company are recorded as capital leases and classified as property, plant and equipment with a corresponding amount recorded with current and long-term debt. All other leases are classified as operating leases under which leasing costs are expensed in the period incurred.
FINANCIAL INSTRUMENTS
The Company recognizes all financial assets initially at fair value and classifies them into one of the following three categories: fair value through profit or loss ('FVTPL'), available-for-sale ('AFS') or loans and receivables, as appropriate. The Company has not classified any of its financial assets as held to maturity.
The Company recognizes all financial liabilities initially at fair value and classifies them as either FVTPL or loans and borrowings, as appropriate. The Company has not classified any of its derivatives as designated as hedging instruments in an effective hedge.
Investments
Equity security investments are accounted for as AFS investments, with changes in the fair value of available for sale investments are charged or credited to other comprehensive income until the investment is realized.
The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an AFS financial asset is calculated by reference to its fair value. In the case of equity securities classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists for AFS financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset that was previously recognized in profit or loss – is removed from equity and recognized in the statement of operations.
All impairment losses are recognized in profit or loss. Impairment losses recognized for equity securities are not reversed.
Convertible debentures
The Company's convertible debentures are considered financial instruments at FVTPL. The convertible debentures contain embedded derivatives that significantly modify the cash flows otherwise would be required by the contract. The convertible debentures are recorded at fair value determined based on unadjusted quoted prices in active markets when available, otherwise by valuing the embedded derivative conversion feature and the debt component separately. The conversion feature is valued using a Black-Scholes model and the value of the debt is determined based on the present value of the future cash flows. Changes in fair value are recorded in the consolidated statement of operations. Upfront costs and fees related to the convertible debentures were recognized in the statement of operations as incurred and not deferred.
Derivatives
At various times we utilize foreign exchange and commodity price derivatives to manage exposure to fluctuations in foreign currency exchange rates and gold prices, respectively. We do not employ derivative financial instruments for trading purposes or for speculative purposes. Our derivative instruments are recorded on the balance sheet at fair value with changes in fair value recorded in the Consolidated Statement of Operations.
OTHER COMPREHENSIVE INCOME/(LOSS) (“OCI”)
Other comprehensive income/(loss) consists of unrealized gains/(losses) on AFS investments. Unrealized gains or losses on securities are net of any reclassification adjustments for realized gains or losses included in net income/(loss) or impairments to the investment which are considered permanent.
STANDARDS, INTERPRETATIONS AND AMENDMENTS NOT YET EFFECTIVE
IFRIC 21 Accounting for levies imposed by government clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of this interpretation.
IAS 32 Financial instruments: presentation was amended to address inconsistencies in current practice when applying the offsetting criteria in IAS 32. Under this amendment, the meaning of currently has a legally enforceable right of set-off was clarified as well as providing clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014 and is not expected to have a significant impact on the Company.
IFRS 9 Financial instruments, addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39, Financial instruments - Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in the statement of earnings to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.
Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39 except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. This standard is effective for annual periods beginning on or after January 1, 2015. The Company is still assessing the impact of this standard.
The IASB has amended IAS 36 to remove the requirement to disclose recoverable amount when a cash generating unit ("CGU") contains goodwill or indefinite lived intangible assets but there has been no impairment. The amendment requires additional disclosure of the recoverable amount of an asset or CGU when an impairment loss has been recognized or reversed; and detailed disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed.
4. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Preparation of our consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses and the accompanying disclosures. Estimates and assumptions are continuously evaluated and are based on management's historical experience and on other assumptions we believe to be reasonable under the circumstances. However, uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
EXPLORATION AND EVALUATION EXPENDITURE
The application of the Company's accounting policy for exploration and evaluation expenditure requires judgment in determining whether is likely that future economic benefits will flow to the Company. If, after exploration and evaluation expenditure is capitalized, information becomes available indicating that the recovery of the carrying amount of an exploration and evaluation asset is unlikely amount the Company writes off the amount capitalized in the period the new information becomes available.
MINERAL RESERVES
Determining mineral reserves and resources is a complex process involving numerous variables and is based on a professional evaluation using accepted international standards for the assessment of mineral reserves. Estimation is a subjective process, and the accuracy of such estimates is a function of the quantity and quality of available data, the assumptions made and judgments used in engineering and geological interpretation. Mineral reserve estimation may vary as a result of changes in the price of gold, production costs, and with additional knowledge of the ore deposits and mining conditions.
Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's results and financial position, particularly a change in the rate of depreciation and amortization of the related mining assets.
DEFERRED STRIPPING (WASTE REMOVAL) COSTS
Significant judgment is required to distinguish between development stripping, production stripping which relates to extraction of inventory and production stripping which relates to the creation of a betterment stripping and stripping activity asset. Once the Company has identified its stripping for each surface mining operation, it identifies the separate components for the ore bodies in each of its mining operations. An identifiable component is a specific volume of the ore body that is made more accessible by the stripping activity. Significant judgment is required to identify these components and to determine the expected volumes (waste and ore) to be stripped in each component.
Judgment is also required to identify a suitable production measure to be used to allocate production stripping costs between inventory and betterment stripping for each component. The Company considers the ratio of the expected volume of ore to be mined for a specific component of the ore body to be the most suitable production measure.
UNITS OF PRODUCTION DEPRECIATION
The mineral properties and a large portion of the property, plant and equipment is depleted/depreciated using the units of production method over the expected operating life of the mine based on estimated recoverable ounces of gold, which are the prime determinants of the life of a mine. Estimated recoverable ounces of gold include proven and probable reserves and non-reserve material when sufficient objective evidence exists that it is probable the non-reserve material will be produced. Changes in the estimated mineral reserves will result in changes to the depreciation charges over the remaining life of the operation. A decrease in the mineral reserves would increase depreciation expense and this could have a material impact on the operating results. The amortization base is updated on an annual basis based on the new mineral estimates.
CARRYING VALUE OF ASSETS AND IMPAIRMENT CHARGES
The Company undertakes a review of each asset and cash generating unit (CGU) at each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount of the asset or CGU is made, which is considered to be the higher of the fair value less cost to sell and value in use. An impairment loss is recognized when the carrying value of the asset or CGU is higher than the recoverable amount. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, discount rates, future production and sale volumes, metal prices, reserves and resource quantities, future operating and capital costs and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of the asset or CGU. In determining a CGU, management has examined the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or group of assets.
REHABILITATION PROVISIONS
Environmental reclamation and closure liabilities are recognized at the time of environmental disturbance, in amounts equal to the discounted value of expected future reclamation and closure costs. The estimated future cash costs of such liabilities are based primarily upon environmental and regulatory requirements of the various jurisdictions in which we operate as well as any other constructive obligations that exist. The liability represents management's best estimates of cash required to settle the liability, inflation, assumptions of risks associated with future cash flows and the applicable risk-free interest rates for discounting the future cash outflow. The liability is reassessed and remeasured at each reporting date.
INVENTORY VALUATION
All of our inventories are recorded at the lower of average cost or net realizable value (NRV). The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore is measured using estimates such as the number of tonnes (via truck counts or by physical surveys) added to, or removed from the stockpile, the number of contained ounces (based on assay data) and estimated gold recovery percentage. Timing and recovery of stockpiled ore can vary significantly from the estimates.

FAIR VALUE HIERARCHY
If the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, then fair value is determined using valuation techniques such as discounted cash flow models. The inputs to these models are taken from observable markets where possible, but if this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.
INCOME TAXES
We deal with uncertainties and judgments in the application of complex tax regulations in the various jurisdictions where our properties are located. The amount of taxes paid is dependent upon many factors, including negotiations with taxing authorities in the various jurisdictions and resolution of disputes arising from our international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in our various tax jurisdictions based on our best estimate of additional taxes payable. We adjust these reserves in light of changing facts and circumstances, however, due to the complexity of some of these uncertainties, the ultimate resolution may result in payment that is materially different from our estimates of our tax liabilities. If our estimate of tax liability proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater that the ultimate assessment, a tax benefit is recognized.
A deferred tax asset is recognized if we have assessed that it is more likely than not that the benefits will be realized in future periods. This assessment is based on our estimates of the future taxable earnings generated by our operations.
5. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2013, December 31, 2012 and January 1, 2012:

		June 30, 2013		December 31, 2012		January 1, 2012
	Level	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Financial Assets
Available for sale investments	1	$5,831	$5,831	$15,034	$15,034	$1,416	$1,416

Financial Liabilities
Fair value through profit or loss
5% Convertible Debentures	3	$47,749	$47,749	$99,275	$99,275	$—	$—
4% Convertible Debentures	1	—	—	—	—	121,199	121,199

There were no non-recurring fair value measurements of financial instruments as at June 30, 2013.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and six months ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
The Company's finance department is responsible for performing the valuation of financial instruments, including Level 3 fair values. The valuation processes and results are reviewed and approved by the executive vice president and chief financial officer at least once every quarter, in line with the Company's quarterly reporting dates. Valuation results are discussed with the Audit Committee as part of its quarterly review of the Company's consolidated financial statements.
The valuation techniques that are used to measure fair value are as follows:

Available for sale investments - The fair value of available for sale investments is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange for the principal active market for the security.
5% Convertible Debentures - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black-Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the 5% convertible debentures. The discount rate used is determined by adding our risk premium to the risk free interest rate. Volatility is calculated based on the weekly volatility of our share price observable on the NYSE MKT for a historical period equal to the remaining life of the Convertible Debentures. Investors trading in these instrument would normally cap the volatility used in the Black-Scholes model. To be consistent, we cap the weekly volatility in our calculation at 40%. Inputs used to determine the fair value on June 30, 2013 and December 31, 2012 were as follow:

	June 30, 2013	December 31, 2012
5% Convertible Debentures (issued on May 31, 2012)
Risk free interest rate	1.0%	0.7%
Risk premium	17.8%	7.9%
Volatility	40.0%	40.0%
Remaining life (years)	3.9	4.4
The following table presents the changes in the Level 3 investments for the three and six months ended June 30, 2013:

Fair value
Balance, January 1, 2013	$99,275
Gain in the period included through earnings	7,647
Balance, March 31, 2013	91,628
Gain in the period included through earnings	43,879
Balance, June 30, 2013	$47,749
If the risk premium increases by 10%, the fair value of the 5% Convertible Debentures and the related gain in the consolidated statement of operations would increase by $12.6 million. In general, an increase in risk premium would increase the gain on fair value of the 5% Convertible Debentures.
The carrying values of certain financial instruments maturing in the short-term approximate their fair values. These financial instruments include cash and cash equivalents, accounts receivable, which are classified as loans and receivables, and accounts payable and the equipment financing credit facility which are classified as amortized cost.
Fair value considerations under Level 3 criteria were also used in the Company's evaluation of impairment (see Note 21 - Impairment charges).
6. INVENTORIES
Inventories include the following components:

	As of	As of	As of
	June 30,	December 31,	January 1,
	2013	2012	2012
Stockpiled ore	$11,505	$27,297	$16,648
In-process	9,056	6,693	8,880
Materials and supplies	47,899	43,549	48,612
Finished goods	2,036	5,441	—
Total	$70,496	$82,980	$74,140
The cost of inventories expensed for the three and six months ended June 30, 2013 was $95.1 million and $184.6 million. For the comparable periods in 2012, the amounts were $82.7 million and $171.0 million respectively.

The net realizable value inventory write-down for the three and six months ended June 30, 2013 was $6.5 million and $8.7 million respectively, and nil and $0.2 million respectively, for the comparable periods in 2012.
7. AVAILABLE FOR SALE INVESTMENTS
The following table presents changes in available for sale investments:

	For the six months ended		For the year ended
	June 30, 2013		December 31, 2012
	Fair Value	Shares	Fair Value	Shares
Balance at beginning of period	$15,034	24,521,101	$1,416	2,000,000
Acquisitions	—	—	17,117	23,676,301
Dispositions	—	—	(805)	(1,155,200)
Unrealized loss through OCI	(6,256)	—	4,278	—
Impairment charges	(2,947)	—	(6,972)	—
Balance at end of period	$5,831	24,521,101	$15,034	24,521,101
Subsequent to June 30, 2013, the Company completed the sale of its 24,521,101 shares of TGM for net proceeds of $7.4 million. See Note 24 - Subsequent Events.
8. PROPERTY, PLANT AND EQUIPMENT AND MINING PROPERTIES
The following table shows the breakdown of the cost, accumulated depreciation and net book value of property plant and equipment and mining properties:

	Property, plant and equipment	Mining properties	Total
Cost
As of January 1, 2012	$400,232	$532,302	$932,534
Additions	40,569	82,109	122,678
Disposals and other	(6,914)	—	(6,914)
As of December 31, 2012	$433,887	$614,411	$1,048,298
Additions	12,023	44,662	56,685
Disposals and other	(39)	—	(39)
As of June 30, 2013	$445,871	$659,073	$1,104,944

Accumulated depreciation
As of January 1, 2012	$221,701	$300,227	$521,928
Depreciation and amortization	26,581	64,357	90,938
Disposals and other	(6,168)	—	(6,168)
As of December 31, 2012	$242,114	$364,584	$606,698
Depreciation and amortization	11,460	24,317	35,777
Disposals and other	—	—	—
Impairment charges (Note 21)	55,762	136,825	192,587
As of June 30, 2013	$309,336	$525,726	$835,062

Carrying amount
As of January 1, 2012	$178,531	$232,075	$410,606
As of December 31, 2012	$191,773	$249,827	$441,600
As of June 30, 2013	$136,535	$133,347	$269,882

There was no interest capitalized to property, plant and equipment and mining properties in the periods shown above.
As at June 30, 2013, there was $36.4 million (December 31, 2012 - $36.4 million; January 1, 2012 - $34.3 million) of construction in progress in property, plant and equipment for which depreciation has not been taken. As at June 30, 2013, there was $86.9 million (December 31, 2012 - $58.5 million; January 1, 2012 - $19.4 million) of construction in progress in mining properties for which depreciation has not been taken.
9. EXPLORATION AND EVALUATION ASSETS
The following table presents changes in exploration and evaluation assets:

Cost	Exploration and Evaluation Assets
As of January 1, 2012	$16,730
Exploration and evaluation costs	717
Sale of exploration property	(1,422)
Write-off of unsuccessful exploration costs	(5,163)
As of December 31, 2012	$10,862
Exploration expenditures incurred	218
Write-off of unsuccessful exploration costs	(1,019)
As of June 30, 2013	$10,061
10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of	As of
	June 30,	December 31,	January 1,
	2013	2012	2012
Trade and other payables	$56,786	$36,314	$40,708
Accrued liabilities	42,408	62,157	48,857
Payroll related liabilities	3,554	3,289	2,523
Total	$102,748	$101,760	$92,088

11. REHABILITATION PROVISIONS
At June 30, 2013, the total undiscounted amount of the estimated future cash needs was estimated to be $70.7 million. A discount rate of 2% was used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the six months ended	For the year ended
	June 30,	December 31,
	2013	2012
Beginning balance	$63,319	$63,311
Accretion of rehabilitation provisions	296	593
Changes in estimates	—	5,618
Cost of reclamation work performed	(2,740)	(6,203)
Balance at the end of the period	$60,875	$63,319

Current portion	$7,996	$9,721
Long term portion	$52,879	$53,598

12. DEBT
The following table displays the components of our current and long term debt instruments.

	As of	As of	As of
	June 30,	December 31,	January 1,
	2013	2012	2012
Current debt:
Equipment financing credit facility	$5,789	$6,968	$7,036
Finance lease	—	—	224
4% Convertible Debentures	—	—	121,199
Total current debt	$5,789	$6,968	$128,459
Long term debt:
Equipment financing credit facility	$8,781	$11,232	$10,759
5% Convertible Debentures at fair value (see Note 5)	47,749	99,275	—
Total long term debt	$56,530	$110,507	$10,759
Schedule of payments on outstanding debt as of June 30, 2013:

	Six months
	2013	2014	2015	2016	2017	Maturity
Equipment financing loans
Principal	$3,180	$4,732	$3,798	$2,208	$652	2013 to 2017
Interest	440	604	322	120	9

5% Convertible Debentures
Principal	—	—	—	—	77,490	June 1, 2017
Interest	1,938	3,875	3,875	3,875	1,937
Total	$5,558	$9,211	$7,995	$6,203	$80,088
See Note 24 - Subsequent Events regarding subsequent financing.
13. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Current expense:
Canada	$—	$—	$—	$—
Foreign	7,252	—	17,558	—
Deferred tax (recovery)/expense:
Canada	—	—	—	—
Foreign	(29,815)	2,905	(33,002)	16,952
Tax (recovery)/expense	$(22,563)	$2,905	$(15,444)	$16,952
14. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $14.9 million, all of which are expected to be incurred within the next 6 months.

15. SHARE-BASED COMPENSATION
Non-cash employee compensation expense recognized in general and administrative expense in the statements of operations with respect to our non-cash employee compensation plans are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Share-based compensation	$400	$1,047	$1,879	$4,050
Share Options
The fair value of our option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted in the first six months of 2013 and 2012 were based on the assumptions noted in the following table:

	For the six months ended June 30,
	2013	2012
Expected volatility	57.61 to 57.65%	57.11 to 87.50%
Risk-free interest rate	0.15 to 0.39%	0.18 to 0.89%
Expected lives	2.8 to 3.9 years	4.1 to 9.5 years
Dividend yield	0%	0%
The weighted average fair value per option granted during the first six months of 2013 was $0.82 (2012 - $1.05).  As at June 30, 2013, there was $1.0 million of share-based compensation expense (June 30, 2012 - $1.3 million) to be recorded in future periods.
A summary of option activity under the Plan during the periods ended June 30, 2012, December 31, 2012 and June 30, 2013, are as follows:

	Options (‘000)	Weighted– Average Exercise price (Cdn$)		Weighted– Average Remaining Contractual Term (Years)
Outstanding as of January 1, 2012	8,539	3.18		7.0
Granted	4,862	1.97		6.9
Exercised	(78)	1.16		—
Forfeited	(947)	2.90		6.9
Expired	(1)	1.16		—
Outstanding as of June 30, 2012	12,375	2.75		6.6
Granted	302	1.47		7.2
Exercised	(125)	1.63		5.6
Forfeited	(216)	2.02		4.1
Outstanding as of December 31, 2012	12,336	2.74		6.2
Granted	2,694	1.71		5.4
Exercised	(90)	1.70		5.2
Forfeited	(520)	2.69		4.7
Expired	(230)	3.21		—
Outstanding as of June 30, 2013	14,190	2.55	6	5.8

Exercisable as of June 30, 2012	8,046	3.01		6.1
Exercisable as of December 31, 2012	7,920	3.04		5.7
Exercisable as of June 30, 2013	10,065	2.81		5.6
Deferred Share Units
For the three and six months ended June 30, 2013, these units vested immediately and a compensation expense of $0.2 million and $0.4 million, respectively, was recognized for these grants (three and six months ended June 30, 2012 - $0.2 million and

$0.2 million, respectively). As of June 30, 2013, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2013 and 2012:

	For the six months ended June 30,
	2013	2012
Number of DSUs, beginning of period	388,059	22,147
Grants	238,395	133,558
Number of DSUs, end of period	626,454	155,705
Share Appreciation Rights
As of June 30, 2013, there was approximately $2.6 million (June 30, 2012 - $1.5 million) of total unrecognized compensation cost related to unvested SARs. For the three and six months ended June 30, 2013, the Company recognized approximately $0.1 million and $0.2 million of compensation expense recovery related to these cash based awards (three and six months ended June 30, 2012 - nil and $0.1 million, respectively).
A summary of the SARs activity during the six months ended June 30, 2013 and 2012:

	For the six months ended June 30,
	2013	2012
Number of SARs, beginning of period	1,079,000	—
Grants	2,090,000	1,452,000
Forfeited	(87,000)	—
Number of SARs, end of period	3,082,000	1,452,000
16. EARNINGS PER COMMON SHARE
The following table provides reconciliation between basic and diluted earnings per common share:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Net (loss)/income attributable to Golden Star shareholders	$(128,828)	$37	$(120,823)	$12,910

Weighted average number of shares (millions)	259.2	258.8	259.1	258.8
Dilutive securities:
Options	—	0.1	—	—
Deferred stock units	—	—	—	—
Convertible Debentures	—	—	—	—
Weighted average number of diluted shares (millions)	259.2	258.9	259.1	258.8

Net (loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.50)	$—	$(0.47)	$0.05
Diluted	$(0.50)	$—	$(0.47)	$0.05
The total incremental shares added to the basic weighted average number of common shares to arrive at the fully diluted number of shares for the three month period ended June 30, 2012 relate to exercisable in-the-money outstanding stock options.

17. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Mine operating expenses	$84,717	$85,786	$177,011	$175,962
Operating costs from/(to) metal inventory	10,420	(3,065)	7,592	(4,935)
Royalties	6,041	6,821	12,694	13,385
	$101,178	$89,542	$197,297	$184,412
18. FINANCE INCOME AND EXPENSE
Finance income and expense include the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Interest income	$(8)	$(8)	$(19)	$(22)
Interest expense	1,425	3,721	2,680	6,494
Net foreign exchange loss	370	1,019	898	1,880
Accretion of rehabilitation provision	148	159	296	277
	$1,935	$4,891	$3,855	$8,629
19. OTHER EXPENSE/(INCOME)
Other income and expense includes the following components:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Loss/(gain) on sale of assets	$1,090	$(51)	$1,018	$(22,421)
Loss on extinguishment of debt	—	582	—	582
Other income	(205)	(121)	(294)	(246)
	$885	$410	$724	$(22,085)
20. RELATED PARTY TRANSACTIONS
There were no material related party transactions in 2013 and 2012 other than compensation of key management personnel which are presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Salaries, wages, and other benefits	$542	$614	$1,047	$1,244
Severances and bonus	944	—	1,695	755
Share-based compensation	278	347	1,129	2,150
	$1,764	$961	$3,871	$4,149

21. IMPAIRMENT CHARGES
The following table shows the breakdown of the impairment charges for the periods ended June 30, 2013 and June 30, 2012, respectively:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Bogoso/Prestea	$86,056	$—	$86,056	$—
Wassa/HBB	106,917	—	106,917	—
Property plant and equipment, mining properties and intangible assets	192,973	—	192,973	—
Available for sale investments	2,947	6,972	2,947	6,972
	$195,920	$6,972	$195,920	$6,972
Property plant and equipment and Mine property
As at June 30, 2013, the carrying value of the net assets of the Company exceeded its market capitalization, which is an indicator of potential impairment. In addition, prior to the close of the quarter ended June 30, 2013, gold prices declined significantly and have subsequently remained at these lower levels. As a result, the Company assessed the recoverable amounts of each of its cash-generating units (“CGU's”).
The recoverable amounts of the Company's mining properties and plant and equipment are determined based on each CGU's future after-tax cash flows expected to be derived from these mining properties and represent each CGU's fair-market value less estimated costs to sell (“FVLCTS”). The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections which incorporate management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. The gold prices used were based on consensus analyst pricing. Projected cash flows are discounted using a rate based on the Company's weighted average cost of capital which includes estimates for risk-free interest rates, market value of the Company's equity, market return on equity, share volatility, debt-to-equity financing ratio, inflation estimate and certain risks specific to the asset. Management's estimate of the FVLCTS is classified as Level 3 in the fair value hierarchy.
The projected cash flows are significantly affected by changes in assumptions for gold prices, future capital expenditures, production cost estimates and discount rates. If the gold price were to remain at the spot price for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing.
Based on the impairment assessment performed by the Company on its CGUs which incorporated the aforementioned assumptions, the Company concluded that the carrying values of both of the Company's CGUs exceeded their respective FVLCTS. At June 30, 2013, the Company recorded impairment charges of a $169.6 million, net of tax ($193.0 million before tax), for non-current assets. Also see Note 8 - Property, plant and equipment and mining properties.
Bogoso/Prestea
During the second quarter of 2013, the Company suspended mining at Pampe, mainly due to pit-wall instability. As a result the $14.5 million carrying value of Pampe was written off. In response to the decline in gold prices the Company reviewed the mine plans and mining strategy for Bogoso/Prestea. This included a review of the operating expenditures, development and sustaining capital expenditures and re-optimization of the mine plans. The discounted cash flows based on the revised life of mine plan are less than Bogoso/Prestea's carrying value of $253.8 million resulting in an additional impairment charge of $36.4 million related to property, plant, equipment, $49.3 million related to mine property and $0.4 million related to the intangible asset.
Wassa
The projected cash flows from the re-optimized life of mine plan of Wassa/HBB were significantly lower than the projected cash flows expected at December 31, 2012, and due to the carrying amount of $172.8 million exceeding the discounted cash flows, an impairment charge of $106.9 million was recorded at June 30, 2013. The impairment charge comprised of $19.4 million related to property plant an equipment, and $87.5 million related to mine property.
Available for sale investments
During the quarter ended June 30, 2013 the quoted market price of the True Gold Mining Inc. ("TGM") shares dropped to

Canadian $0.25. As a result, an impairment of $2.9 million was recorded for the three and six month periods ended June 30, 2013. During the three and six month periods ended June 30, 2012 the value of our investment in TGM decreased significantly due to the decrease in the TGM share price to Canadian $0.38 at June 30, 2012. As a result, an impairment of $7.0 million was recorded in the second quarter of 2012. Also see Note 7 Available for sale investments for the fair value of the TGM shares and Note 24 on subsequent sale of this investment.

22. OPERATIONS BY SEGMENT AND GEOGRAPHIC AREA
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and quantitative factors.

	Africa
For the three months ended June 30,	Bogoso/ Prestea	Wassa/ HBB	Other	South America	Corporate	Total
2013
Revenue	$48,573	$72,120	$—	$—	$—	$120,693
Mine operating expenses	49,766	34,951	—	—	—	84,717
Operating costs from/(to) metal inventory	7,742	2,678	—	—	—	10,420
Royalties	2,429	3,612	—	—	—	6,041
Cost of sales excluding depreciation and amortization	59,937	41,241	—	—	—	101,178
Depreciation and amortization	6,642	17,353	—	—	—	23,995
Mine operating margin	(18,006)	13,526	—	—	—	(4,480)
Impairment charges	86,056	106,917	—	—	2,947	195,920
Income tax recovery	—	(22,563)	—	—	—	(22,563)
Net loss attributable to non-controlling interest	(10,795)	(6,048)	—	—	—	(16,843)
Net income/(loss) attributable to Golden Star	$(98,401)	$(65,660)	$(1,138)	$3	$36,368	$(128,828)

Capital expenditures	$21,408	$8,100	$—	$—	$—	$29,508

2012
Revenue	$70,563	$65,750	$—	$—	$—	$136,313
Mine operating expenses	49,720	36,066	—	—	—	85,786
Operating costs from/(to) metal inventory	(1,132)	(1,933)	—	—	—	(3,065)
Royalties	3,530	3,291	—	—	—	6,821
Cost of sales excluding depreciation and amortization	52,118	37,424	—	—	—	89,542
Depreciation and amortization	5,140	17,416	—	—	—	22,556
Mine Operating margin	13,305	10,910	—	—	—	24,215
Impairment charges	—	—	—	—	6,972	6,972
Income tax expense	—	2,905	—	—	—	2,905
Net income attributable to non-controlling interest	1,162	167	—	—	—	$1,329
Net income/(loss) attributable to Golden Star	$10,965	$5,608	$(604)	$57	$(15,989)	$37

Capital expenditures	$12,058	$9,097	$—	$216	$1	$21,372

	Africa
For the six months ended June 30,	Bogoso/ Prestea	Wassa/ HBB	Other	South America	Corporate	Total
2013
Revenue	$106,526	$147,077	$—	$—	$—	$253,603
Mine operating expenses	106,086	70,925	—	—	—	177,011
Operating costs from/(to) metal inventory	3,793	3,799	—	—	—	7,592
Royalties	5,329	7,365	—	—	—	12,694
Cost of sales excluding depreciation and amortization	115,208	82,089	—	—	—	197,297
Depreciation and amortization	10,982	29,492	—	—	—	40,474
Mine Operating margin	(19,664)	35,496	—	—	—	15,832
Impairment charges	86,057	106,916	—	—	2,947	195,920
Income tax recovery	—	(15,444)	—	—	—	(15,444)
Net loss attributable to non-controlling interest	(12,399)	(4,527)	—	—	—	(16,926)
Net income/(loss) attributable to Golden Star	$(102,336)	$(53,148)	$(1,523)	$(133)	$36,317	$(120,823)

Capital expenditures	$38,306	$18,597	$—	$—	$—	$56,903

2012
Revenue	$140,158	$127,175	$—	$—	$—	$267,333
Mine operating expenses	100,697	75,265	—	—	—	175,962
Operating costs from/(to) metal inventory	(61)	(4,874)	—	—	—	(4,935)
Royalties	7,012	6,373	—	—	—	13,385
Cost of sales excluding depreciation and amortization	107,648	76,764	—	—	—	184,412
Depreciation and amortization	10,313	28,374	—	—	—	38,687
Mine Operating margin	22,197	22,037	—	—	—	44,234
Impairment charges	—	—	—	—	6,972	6,972
Income tax expense	—	16,952	—	—	—	16,952
Net income attributable to non-controlling interest	238	1,490	—	—	—	1,728
Net income/(loss) attributable to Golden Star	$21,662	$5,311	$(1,715)	$43	$(12,391)	$12,910

Capital expenditures	$31,126	$18,818	$—	$324	$4	$50,272

	Africa
	Bogoso/ Prestea	Wassa/ HBB	Other	South America	Corporate	Total
June 30, 2013
Total assets	$271,202	$122,172	$1,072	$—	$39,548	$433,994

December 31, 2012
Total assets	$349,616	$245,997	$3,492	$797	$56,394	$656,296
23. SUPPLEMENTAL CASH FLOW INFORMATION
In the first six months of 2013, $8.4 million was paid for income taxes owed for 2012. During the first six months of 2012, Golden Star paid $0.2 million in income taxes. The Company paid $0.6 million for interest in the first six months of 2013 and $5.0 million in the first six months of 2012.

Changes in working capital for the three and six months are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2013	2012	2013	2012
Decrease/(increase) in accounts receivable	$(594)	$1,005	$(678)	$(964)
(Increase)/decrease in inventories	13,965	(3,727)	8,630	(4,159)
(Increase)/decrease in deposits	888	591	2,125	(714)
(Decrease)/increase in accounts payable and accrued liabilities	11,215	(8,545)	12,537	(5,527)
(Decrease)/increase in income tax payable	3,996	—	4,515	—
Other	(257)	(34)	(241)	(801)
Total Changes in working capital	$29,213	$(10,710)	$26,888	$(12,165)

24. SUBSEQUENT EVENTS
SALE OF TGM SHARES
On July 29, 2013, the Company completed the sale of our available for sale investment of, 24,521,101 shares of TGM for net proceeds of $7.4 million resulting in a gain of $1.5 million in the third quarter of 2013.
ECOBANK LOAN
On July 30, 2013, the Company, through its subsidiary GSWL, closed a $50 million secured Medium Term Loan Facility ("Ecobank Loan") with Ecobank Ghana Limited ("Ecobank"), a pan-African full service bank, who acted as sole lender and arranger to the Company. The use of proceeds is to finance Wassa capital expenditures, inclusive of pre-feasibility studies, drilling operations, settlement, partial relocation and other capital expenditures. The Company, through its subsidiary GSWL, has drawn down $10 million of this loan. The Ecobank Loan has a term of 60 months from the date of initial drawing and is secured by, among other things, against Wassa's existing plant, machinery and equipment. The interest rate is three month LIBOR + 9%, per annum, payable monthly in arrears. Payment of interest and principal commences six months following the first drawdown.
25. FIRST-TIME ADOPTION OF IFRS
The Company's annual consolidated financial statements for the year-ending December 31, 2013 will be the first annual financial statements prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2012 (the “Transition Date”). IFRS 1 also requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2013. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its consolidated financial statements in accordance with US GAAP.
In preparing the Company's opening IFRS consolidated balance sheet as of January 1, 2012, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with US GAAP.
OPTIONAL EXEMPTIONS:
The IFRS 1 applicable exemptions and exceptions applied in the conversion from US GAAP to IFRS are as follows:
Business Combinations
The Company elected not to retrospectively apply IFRS 3 Business Combinations to any business combinations that may have occurred prior to its Transition Date and such business combinations have not been restated.
Deemed Costs
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain buildings and major machinery and equipment associated with the Bogoso mine site.
Share Based Compensation
The Company elected not to retrospectively apply IFRS 2 Share Based Payments ("IFRS 2") to equity instruments that were granted and had vested before January 1, 2009. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at January 1, 2009.
Compound Financial Instruments
The Company elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.
Borrowing Costs
The Company elected to apply the transitional provisions of IAS 23 Borrowing Costs which permits prospective capitalization of borrowing costs on qualifying assets from the date of transition to IFRS.
Cumulative Translation Differences
The Company elected, under IFRS 1, to reset to zero historical cumulative translation differences for all foreign operations at the date of transition to IFRS. Future gains or losses on subsequent disposal of any foreign operations will exclude translation differences arising prior to the date of transition to IFRS.

MANDATORY EXCEPTIONS:
Derecognition of Financial Assets and Liabilities
The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") prospectively from the date of transition to IFRS. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the date of transition to IFRS in accordance with US GAAP have not been reviewed for compliance with IAS 39.
Estimates
The estimates previously made by the Company under US GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise its estimates.
Certain Aspects of Accounting for Non-Controlling Interests
The Company has applied the requirements of IAS 27 Consolidated and Separate Financial Statements prospectively from the date of transition to IFRS for total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance, accounting for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control and accounting for a loss of control over a subsidiary.
RECONCILIATION FROM US GAAP TO IFRS
IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the balance sheet and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT JANUARY 1, 2012:

	US GAAP						IFRS
	As of January 1, 2012		Notes		Adjustments		As of January 1, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$103,644				$—		$103,644
Accounts receivable	10,077				—		10,077
Inventories	74,297		(a)		(157)		74,140
Available for sale investments	1,416				—		1,416
Prepaids and other	8,522				—		8,522
Total Current Assets	197,956				(157)		197,799
RESTRICTED CASH	1,273				—		1,273
PROPERTY, PLANT AND EQUIPMENT	252,131		(j)		(73,600)		178,531
MINING PROPERTIES	270,157		(b)(c)(j)		(38,082)		232,075
EXPLORATION AND EVALUATION ASSETS	—		(d)		16,730		16,730
INTANGIBLE ASSETS	5,266		(j)		(2,507)		2,759
OTHER ASSETS	895				—		895
Total Assets	$727,678				$(97,616)		$630,062

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$92,088				$—		$92,088
Current portion of rehabilitation provisions	8,996				—		8,996
Current tax liability	197				—		197
Current portion of long-term debt	128,459				—		128,459
Total Current Liabilities	229,740				—		229,740
LONG TERM DEBT	10,759				—		10,759
REHABILITATION PROVISIONS	24,884		(c)		29,431		54,315
DEFERRED TAX LIABILITY	23,993	23,993	(f)	23,993	3,582	23,993	27,575
Total Liabilities	289,376				33,013		322,389

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—				—		—
Common shares, without par value, unlimited shares authorized	693,899				—		693,899
CONTRIBUTED SURPLUS	19,815		(g)		719		20,534
ACCUMULATED OTHER COMPREHENSIVE INCOME	1,978				—		1,978
DEFICIT	(276,112)				(117,726)		(393,838)
Total Golden Star Equity	439,580				(117,007)		322,573
NON-CONTROLLING INTEREST	(1,278)		(h)		(13,622)		(14,900)
Total Equity	438,302				(130,629)		307,673
Total Liabilities and Shareholders' Equity	$727,678				$(97,616)		$630,062

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2012:

	US GAAP			IFRS
	As of June 30, 2012	Notes	Adjustments	As of June 30, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$105,729		$—	$105,729
Accounts receivable	11,041		—	11,041
Inventories	88,109	(a)	(7,790)	80,319
Available for sale investments	9,565		—	9,565
Prepaids and other	9,684		—	9,684
Total Current Assets	224,128		(7,790)	216,338
RESTRICTED CASH	1,273		—	1,273
PROPERTY, PLANT AND EQUIPMENT	255,910	(j)	(71,364)	184,546
MINING PROPERTIES	259,350	(b)(c)(j)	(23,605)	235,745
EXPLORATION AND EVALUATION ASSETS	—	(d)	17,133	17,133
INTANGIBLE ASSETS	4,212	(j)	(2,077)	2,135
Total Assets	$744,873		$(87,703)	$657,170

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$84,276		$—	$84,276
Current portion of rehabilitation provisions	8,256		—	8,256
Current portion of long term debt	57,476		—	57,476
Total Current Liabilities	150,008		—	150,008
LONG TERM DEBT	87,326		—	87,326
REHABILITATION PROVISIONS	22,610	(c)	28,302	50,912
DEFERRED TAX LIABILITY	39,455	(f)	5,071	44,526
Total Liabilities	299,399		33,373	332,772

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized	—		—	—
Common shares, without par value, unlimited shares authorized	694,341		—	694,341
CONTRIBUTED SURPLUS	23,093	(g)	1,064	24,157
ACCUMULATED OTHER COMPREHENSIVE INCOME	(6,972)	(e)	6,972	—
DEFICIT	(264,515)		(116,413)	(380,928)
Total Golden Star Equity	445,947		(108,377)	337,570
NON-CONTROLLING INTEREST	(473)	(h)	(12,699)	(13,172)
Total Equity	445,474		(121,076)	324,398
Total Liabilities and Shareholders' Equity	$744,873		$(87,703)	$657,170

RECONCILIATION OF CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2012:

	US GAAP			IFRS
	As of December 31, 2012	Notes	Adjustments	As of December 31, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$78,884		$—	$78,884
Accounts receivable	11,896		—	11,896
Inventories	90,212	(a)	(7,232)	82,980
Available for sale investments	15,034		—	15,034
Prepaids and other	11,266		—	11,266
Total Current Assets	207,292		(7,232)	200,060
RESTRICTED CASH	2,028		—	2,028
PROPERTY, PLANT AND EQUIPMENT	260,986	(j)	(69,213)	191,773
MINING PROPERTIES	252,176	(b)(c)(j)	(2,349)	249,827
EXPLORATION AND EVALUATION ASSETS	—	(d)	10,862	10,862
INTANGIBLE ASSETS	3,159	(j)	(1,648)	1,511
DEFERRED TAX ASSETS	235		—	235
Total Assets	$725,876		$(69,580)	$656,296

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$101,760		$—	$101,760
Current portion of rehabilitation provisions	9,943	(c)	(222)	9,721
Current tax liability	12,393		—	12,393
Current portion of long term debt	6,968		—	6,968
Total Current Liabilities	131,064		(222)	130,842
LONG TERM DEBT	110,507		—	110,507
REHABILITATION PROVISIONS	24,170	(c)	29,428	53,598
DEFERRED TAX LIABILITY	28,650	(f)	4,522	33,172
Total Liabilities	294,391		33,728	328,119

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized	—		—	—
Common shares, without par value, unlimited shares authorized	694,652		—	694,652
CONTRIBUTED SURPLUS	25,154	(g)	1,150	26,304
ACCUMULATED OTHER COMPREHENSIVE INCOME	(716)	(e)	6,972	6,256
DEFICIT	(285,602)		(101,050)	(386,652)
Total Golden Star Equity	433,488		(92,928)	340,560
NON-CONTROLLING INTEREST	(2,003)	(h)	(10,380)	(12,383)
Total Equity	431,485		(103,308)	328,177
Total Liabilities and Shareholders' Equity	$725,876		$(69,580)	$656,296

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE THREE MONTHS ENDED JUNE 30, 2012:

	US GAAP				IFRS
	For the three months ended				For the three months ended

	June 30, 2012	Notes	Adjustments		June 30, 2012

Revenue	$136,313		$—		$136,313
Cost of sales excluding depreciation and amortization	91,760	(a)(b)(c)(i)	(2,218)		89,542
Depreciation and amortization	25,110	(j)	(2,554)		22,556
Mine operating margin	19,443		4,772		24,215

Other expenses/(income)
Exploration expense	827	(d)	(276)		551
General and administrative	4,718	(g)	(79)		4,639
Property holding costs	1,336		—		1,336
Finance expense, net	4,734	(i)	157		4,891
Other income	410		—		410
Loss on fair value of convertible debentures	1,145		—		1,145
Impairment charges	—	(e)	6,972		6,972
Income/(loss) before income tax	6,273		(2,002)		4,271
Income tax expense	2,931	(f)	(26)		2,905
Net income/(loss)	$3,342		$(1,976)		$1,366
Net income attributable to non-controlling interest	859	(h)	470	805	1,329
Net income/(loss) attributable to Golden Star shareholders	$2,483		$(2,446)		$37

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$0.01				$—
Weighted average shares outstanding (millions)	258.8				258.8
Weighted average number of diluted shares (millions)	258.9				258.9

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$3,342				$1,366
Unrealized gain/(loss) on investments net of taxes	(4,785)		—		(4,785)
Transferred to net income/(loss), net of taxes	—	(e)	6,972		6,972
Comprehensive income/(loss)	$(1,443)		$6,972		$3,553

Comprehensive income attributable to non-controlling interest	859				1,329
Comprehensive income/(loss) attributable to Golden Star shareholders	$(2,302)				$2,224

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
FOR THE SIX MONTHS ENDED JUNE 30, 2012:

	US GAAP				IFRS
	For the six months ended				For the six months ended

	June 30, 2012	Notes	Adjustments		June 30, 2012

Revenue	$267,333		$—		$267,333
Cost of sales excluding depreciation and amortization	189,862	(a)(b)(c)(i)	(5,450)		184,412
Depreciation and amortization	44,153	(j)	(5,466)		38,687
Mine operating margin	33,318		10,916		44,234

Other expenses/(income)
Exploration expense	2,091	(d)	(402)		1,689
General and administrative	11,485	(g)	345		11,830
Property holding costs	3,410		—		3,410
Finance expense, net	8,354	(i)	275		8,629
Other income	(22,085)		—		(22,085)
Loss on fair value of convertible debentures	2,037		—		2,037
Derivative mark-to-market (gain)/loss	162		—		162
Impairment charges	—	(e)	6,972		6,972
Income/(loss) before income tax	27,864		3,726		31,590
Income tax expense	15,462	(f)	1,490		16,952
Net income/(loss)	$12,402		$2,236		$14,638
Net income attributable to non-controlling interest	805	(h)	923	$805	1,728
Net income/(loss) attributable to Golden Star shareholders	$11,597		$1,313		$12,910

Net income/(loss) attributable to Golden Star shareholders
Basic and diluted	$0.04				$0.05
Weighted average shares outstanding (millions)	258.8				258.8
Weighted average number of diluted shares (millions)	258.8				258.8

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$12,402				$14,638
Unrealized gain/(loss) on investments net of taxes	(8,950)		—		(8,950)
Transferred to net income/(loss), net of taxes	—	(e)	6,972		6,972
Comprehensive income/(loss)	$3,452		$6,972		$12,660

Comprehensive income attributable to noncontrolling interest	805				1,728
Comprehensive income/(loss) attributable to Golden Star shareholders	$2,647				$10,932

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2012:

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31, 2012	Notes	Adjustments	December 31, 2012

Revenue	$550,540		$—	$550,540
Cost of sales excluding depreciation and amortization	398,781	(a)(b)(c)(i)	(25,238)	373,543
Depreciation and amortization	98,837	(j)	(9,484)	89,353
Mine operating margin	52,922		34,722	87,644

Other expenses/(income)
Exploration expense	3,505	(d)	(716)	2,789
General and administrative	23,674	(g)	431	24,105
Property holding costs	9,862		—	9,862
Finance expense, net	13,100	(i)	25	13,125
Other income	(390)		—	(390)
Loss on fair value of convertible debentures	27,985		—	27,985
Impairment charges	—	(e)	6,972	6,972
Derivative mark-to-market losses	162		—	162
Gain on sale of investments	(31,577)	d	7,153	(24,424)
Income/(loss) before income tax	6,601		20,857	27,458
Income tax expense	16,816	(f)	940	17,756
Net income/(loss)	$(10,215)		$19,917	$9,702
Net income/(loss) attributable to non-controlling interest	(725)	(h)	3,241	2,516
Net income/(loss) attributable to Golden Star shareholders	$(9,490)		$16,676	$7,186

Net income/(loss) attributable to Golden Star shareholders
Basic	$(0.04)			$0.03
Diluted	$(0.04)			$0.03
Weighted average shares outstanding (millions)	258.9			258.9
Weighted average number of diluted shares (millions)	258.9			258.9

OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$(10,215)			$9,702
Unrealized gain/(loss) on investments net of taxes	(2,694)		—	(2,694)
Transferred to net income/(loss), net of taxes		(e)	$6,972	6,972
Comprehensive income/(loss)	$(12,909)		$6,972	$13,980

Comprehensive income/(loss) attributable to non-controlling interest	(725)			2,516
Comprehensive income/(loss) attributable to Golden Star shareholders	$(12,184)			$11,464

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED JUNE 30, 2012:

	US GAAP			IFRS
	For the three months ended			For the three months ended

	June 30 2012	Notes	Adjustments	June 30, 2012

Cash Flows from Operations	$17,570	(b)(d)	$6,554	$24,124
Cash Flows from Investing	(13,731)	(b)(d)	(6,554)	(20,285)
Cash Flows from Financing	(1,921)		—	(1,921)
Change in Cash	$1,918		$—	$1,918

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2012:

	US GAAP			IFRS
	For the six months ended			For the six months ended

	June 30 2012	Notes	Adjustments	June 30, 2012

Cash Flows from Operations	$35,454	(b)(d)	$10,790	$46,244
Cash Flows from Investing	(36,425)	(b)(d)	(10,790)	(47,215)
Cash Flows from Financing	3,056		—	3,056
Change in Cash	$2,085		$—	$2,085

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012:

	US GAAP			IFRS
	For the year ended			For the year ended

	December 31 2012	Notes	Adjustments	December 31 2012

Cash Flows from Operations	$94,290	(b)(d)	$28,804	$123,094
Cash Flows from Investing	(69,054)	(b)(d)	(28,804)	(97,858)
Cash Flows from Financing	(49,996)		—	(49,996)
Change in Cash	$(24,760)		$—	$(24,760)

Notes to IFRS Financial Statements:

(a)
In-Process inventory - Costs that qualify as betterment stripping are capitalized as Mining Properties under IFRS, but were included within inventory and expensed for US GAAP. As a result, the amount of waste mining costs expensed and included within in-process metal inventory is higher under US GAAP than under IFRS.

(b)
Deferred Stripping - Under IFRS, expenditures for stripping costs (i.e., the costs of removing overburden and waste material to access mineral deposits) are capitalized and subsequently amortized on a units-of-production basis over the mineral reserves that directly benefit from the specific waste stripping activity if it is probable that future economic benefits will flow to the Company, the component of the ore body for which access is improved and the costs of the improved access can be reliably measured. US GAAP has no provision for capitalization of betterment stripping costs. Thus in periods where betterment stripping occurs, operating costs are higher under US GAAP since all waste costs are expensed. The amounts of capitalized betterment stripping are shown in the table immediately below and are included in the Mining Properties totals shown in the IFRS consolidated balance sheets as well as in the cash flow from investing section of the consolidated statement of cash flows.

Costs of betterment stripping capitalized under IFRS:

	Wassa/HBB	Bogoso/Prestea	TOTAL
Balance as of January 1, 2012	$—	$—	$—
Additions in the three months ended March 31, 2012	—	4,109	4,109
Additions in the three months ended June 30, 2012	—	6,277	6,277
Additions in the three months ended September 31, 2012	—	8,448	8,448
Additions in the three months ended December 31, 2012	—	9,253	9,253
Balance as of December 31, 2012	$—	$28,087	$28,087
It is expected that Bogoso's deferred betterment stripping costs are to be amortized between 2013 and 2015.

(c)
The Company's forecasted amounts of future environmental, reclamation and closure costs are the same under US GAAP and IFRS. However, differences exist in determining the discount rate to be applied to the future costs. Under US GAAP, estimated liabilities for future reclamation and closure costs of each period's new environmental disturbances are discounted at the prevailing discount rates in effect during the period, based on the Company's credit-adjusted risk free rate, of the new disturbance. Once the discount rate is applied, they are not revised in subsequent periods. This in effect creates layers of liability for new disturbances incurred in each time period. Under IFRS, at the end of each period, all estimated future cash costs for existing disturbances are discounted using the current risk free rate at the end of each period.

(d)
Under US GAAP, mineral property acquisition costs are capitalized. Pre-acquisition costs and subsequent exploration, mine development and direct general and administrative costs are expensed as incurred until such time as a feasibility study shows that the mineral property is economically viable. Following completion of a viable feasibility study all subsequent exploration, development and direct general and administrative costs are capitalized. For IFRS purposes, when it is determined that a mining property has the potential to be economical, subsequent exploration expenditures are capitalized. In each subsequent period, under IFRS, the exploration, engineering, development, financial and market information for each exploration project is reviewed by management to determine if such capitalized exploration and evaluation assets are impaired. If found impaired, the exploration asset's cost basis is reduced in accordance with IFRS provisions. Amounts written off in the current year under IFRS, which have previously been expensed under US GAAP, result in an adjustment when reconciling net income for the year.

Exploration and evaluation assets IFRS - Consolidated capitalized expenditures on our exploration projects were as follows:

	Exploration & Evaluation Assets as of 01/01/2012	Capitalized Exploration Expenditures	Transfer to Mining Properties	Impairment Charges	Other	Exploration & Evaluation Assets as of 06/30/2012
AFRICAN PROJECTS
Ghana	$10,619	$79	$—	$—	$—	$10,698
Sonfon - Sierra Leone	3,942	215	—	—	—	4,157
Other Africa	1,018	—	—	—	—	1,018
SOUTH AMERICAN PROJECTS
Saramacca - Suriname	1,151	109	—	—	—	1,260
Total	$16,730	$403	$—	$—	$—	$17,133

	Exploration & Evaluation Assets as of 01/01/2012	Capitalized Exploration Expenditures	Transfer to Mining Properties	Impairment Charges	Other	Exploration & Evaluation Assets as of 12/31/2012
AFRICAN PROJECTS
Ghana	$10,619	$105	$—	$(880)	$—	$9,844
Sonfon - Sierra Leone	3,942	341	—	(4,283)	—	—
Other Africa	1,018	—	—	—	—	1,018
SOUTH AMERICAN PROJECTS
Saramacca - Suriname	1,151	271	—	—	(1,422)	—
Total	$16,730	$717	$—	$(5,163)	$(1,422)	$10,862

(e)
Impairments of equity instruments - Under US GAAP impairment is recognized if the decline in equity instruments is considered other than temporary. Under IFRS an impairment loss is recognized if there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost. During the period ended June 30, 2012 there was a significant decline in the fair value of the the equity instruments held in True Gold Mining Inc. (formally Riverstone Resources Inc). An impairment loss of $7.0 million was recognized in net income in this period.

(f)
Income tax - The application of US GAAP and IFRS tax accounting is the same for the Company. The differences in the income tax liability and expenses arise from the changes in reported pre-tax income or loss under the different GAAPs as well as the differing treatment of various assets and liabilities.

(g)
Shareholders' Equity - Differences in Contributed Surplus reflect differences in stock option expense recognition. Under US GAAP, the expense for a grant is recognized evenly over the vesting period of the grant. Under IFRS we expense each tranche of a grant evenly over that tranche's vesting period. This change in expense recognition has increased the share based payment expense by $0.1 million and $0.3 million in the three and six month periods ended June 30, 2012 respectively and $0.4 million in the year ended December 31, 2012.

(h)
Non-controlling interest - The application of non-controlling interest accounting is the same under US GAAP and IFRS. The difference in the recognized equity account and related expense arise from the changes in reported income or loss under the different GAAPs.

(i)
Accretion of rehabilitation provisions - Under US GAAP the accretion of the rehabilitation provisions was recorded as part of cost of sales. Under IFRS the accretion is included in finance costs. This reclassification has resulted in an increase in finance costs and a reduction in cost of sales of $0.6 million and $1.1 million in the three month and six month periods ended June 30, 2012 respectively and $2.2 million in the year ended December 31, 2012.

(j)
As permitted by IFRS 1, in its opening balance sheet under IFRS as of January 1, 2012, the Company applied the fair value as deemed cost exemption to mineral reserves, as well as certain major machinery and equipment related to the Bogoso mine site. The fair value report prepared on these items as of January 1, 2012 determined a fair value of $215.9 million which resulted in a decrease of $148.5 million as compared to the carrying amount of such assets under US GAAP, which was recognized against retained earnings in the opening balance sheet under IFRS.